Consolidated Edison, Inc.

Exhibit 12.1

Ratio of Earnings to Fixed Charges

(Millions of Dollars)

	For the Six Months Ended June 30, 2008	For the Twelve Months Ended December 31, 2007	For the Six Months Ended June 30, 2007
Earnings
Net Income from Continuing Operations	$602	$925	$409
Preferred Stock Dividend	6	11	6
(Income) or Loss from Equity Investees	(1)	(7)	(2)
Minority Interest Loss	—	—	—
Income Tax	373	438	219
Pre-Tax Income from Continuing Operations	$980	$1,367	$632
Add: Fixed Charges*	280	566	283
Subtract: Pre-Tax Preferred Stock Dividend Requirement	9	17	9
Earnings	$1,251	$1,916	$906
* Fixed Charges
Interest on Long-term Debt	$236	$453	$225
Amortization of Debt Discount, Premium and Expense	8	17	9
Other Interest	16	57	29
Interest Component of Rentals	11	22	11
Pre-Tax Preferred Stock Dividend Requirement	9	17	9
Fixed Charges	$280	$566	$283
Ratio of Earnings to Fixed Charges	4.5	3.4	3.2